Exhibit 99.1

July 20, 2016

Special Committee of the Board of Directors
Blue Bird Corporation
402 Blue Bird Boulevard
Fort Valley, Georgia 31030
Attn:	Daniel J. Hennessy

Dear Dan:

We are pleased to present for the consideration of the Special Committee of the Board of Directors this non-binding indication of interest regarding a potential acquisition of the remaining equity of Blue Bird Corporation (“Blue Bird” or the “Company”) that American Securities does not currently own.  As evidenced by our existing investment, we believe that Blue Bird fits well within the profile of companies in which American Securities seeks to invest: those with leading, defensible market positions, those operating within industries with stable underlying demand, and those with proven management teams committed to investing in and building their businesses.

The key elements of our proposal are as follows:

1.	Valuation – ASP BB Holdings LLC, a Delaware limited liability company (“ASP BB”), which is owned by affiliated funds managed by American Securities and currently owns 12,000,000 shares of Company common stock, proposes to purchase for cash 100% of the fully diluted equity securities of the Company (excluding those shares of common stock currently owned by ASP BB and excluding any management common stock invested as contemplated below) based on a per-share of common stock valuation of $12.80 to $13.10. Our valuation assumes that our due diligence confirms the historical financials and provides comfort with the financial projections of the Company. We believe that our proposal provides compelling value to shareholders as it represents the following premiums to the Company’s stock price as of the close of business on each of March 3, 2016 (the date of our first meeting with the Company to discuss our acquisition of shares from Cerberus), May 26, 2016 (the date we signed definitive agreements with Cerberus to acquire Company shares) and July 18, 2016, and to the Company’s trailing 6-month, 3-month and 1-month volume weighted average stock prices as of each such date:

	Price	Premium at $12.80	Premium at $13.10
Price at Close on 03/03/16	$9.55	34.0%	37.2%
6-Month VWAP from 03/03/16	$10.24	24.9%	27.9%
3-Month VWAP from 03/03/16	$9.72	31.7%	34.8%
1-Month VWAP from 03/03/16	$9.05	41.4%	44.7%
Price at Close on 05/26/16	$10.70	19.6%	22.4%
6-Month VWAP from 05/26/16	$10.13	26.3%	29.3%
3-Month VWAP from 05/26/16	$10.33	23.9%	26.8%
1-Month VWAP from 05/26/16	$10.47	22.3%	25.1%
Price at Close on 07/18/16	$12.80	0.0%	2.3%
6-Month VWAP from 07/18/16	$10.54	21.5%	24.3%
3-Month VWAP from 07/18/16	$11.19	14.4%	17.1%
1-Month VWAP from 07/18/16	$12.04	6.3%	8.8%

299 Park Avenue, 34th Floor | New York, New York 10171 | T (212) 476-8000 | F (212) 697-5524
www.american-securities.com

2.	Financing – We anticipate that the purchase price will be funded from a combination of debt and equity financing. The equity component will be provided by funds managed on a discretionary basis by American Securities, while the debt component would be obtained from one or more third party financing sources. We have significant, long-term relationships at a number of third party debt financings sources, and are confident that we will obtain that financing on an expeditious basis.

3.	Management – We have been impressed with Blue Bird’s success under the leadership of Philip Horlock, and believe the management team is of critical value to the Company. As such, it is important to us that the management team remains with Blue Bird and be equity partners with us in the transaction. Therefore, we will require that the management team invest in this transaction with American Securities.

4.	Due Diligence and Timing – Our proposal requires completion of a full due diligence review of the Company, including, but not limited to, meetings with management as well as in-depth operational, financial, sales, marketing, legal, regulatory, labor, insurance, benefits, and tax reviews. Based on our history with the Company, we have substantial knowledge of the Company’s operations and finances and believe that we are well-positioned to complete our due diligence quickly and efficiently. There are no unusual corporate or regulatory approvals that would impede our ability to rapidly close a transaction. The transaction would be subject to the negotiation and execution of a mutually satisfactory definitive merger agreement approved by the Special Committee of the Board of Directors, containing such representations and warranties and other terms as are customary in transactions of this type. Those terms would include as a non-waivable condition to closing, the approval of the merger agreement by a majority of common stockholders of the Company unaffiliated with American Securities or executive management. With cooperation from management, we are highly confident that we could complete our diligence, negotiate definitive documents and execute definitive agreements by August 12th.

5.	Confidentiality – Our identity, our proposed purchase price, and the other contents of this letter are strictly confidential and are not to be disclosed to anyone outside the Company. Please note, however, that we will disclose the contents of this letter in connection with our Schedule 13D filing with the SEC.

6.	Binding Effect – This letter does not constitute an offer to consummate the transaction described herein, it is not an offer capable of being accepted and, except as set forth below, the parties hereto have no legal rights or obligations relating to the proposed transaction.

7.	About American Securities – As you know, American Securities is a private investment firm managing more than $15 billion in committed equity capital. We are currently investing our seventh fund, which has over $5.0 billion of committed equity. We have been investing third party capital since 1994 and our consistent track record reflects our commitment to our portfolio companies post-closing and our strong partnership with the men and women who manage our investments.

As stated above, this letter is not a binding offer or agreement by American Securities. Any agreement relating to a potential transaction shall be subject to the completion of satisfactory due diligence as described above and the negotiation and execution of agreements in definitive form and the satisfaction of the conditions set forth therein.  Except for paragraphs 5 and 6 above and this paragraph, all of which are binding provisions, no other provisions of this letter are legally binding.

299 Park Avenue, 34th Floor | New York, New York 10171 | T (212) 476-8000 | F (212) 697-5524
www.american-securities.com

Thank you for the opportunity to consider a transaction with Blue Bird.  If you would like any additional information regarding our proposal, please contact Kevin S. Penn (212-476-8020, kpenn@american- securities.com), or Michael E. Sand (212-476-8005, msand@american-securities.com). We look forward to continuing to work with you.

Very truly yours,

American Securities LLC

/S/ Kevin Penn	/S/ Michael Sand
Kevin Penn	Michael Sand
Managing Director	Principal

299 Park Avenue, 34th Floor | New York, New York 10171 | T (212) 476-8000 | F (212) 697-5524
www.american-securities.com